UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-16057

SYBRON DENTAL SPECIALTIES, INC.

(exact name of registrant as specified in its charter)

100 Bayview Circle, Suite 6000

Newport Beach, CA 92660

Telephone: (949) 255-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share(1)

Preferred Stock Purchase Rights (associated with the Common Stock) (1)

8 1/8% Senior Subordinated Notes Due 2012(2)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	(1)	Rule 12h-3(b)(1)(i)	☒	(1)
Rule 12g-4(a)(1)(ii)	☐		Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐		Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐		Rule 12h-3(b)(2)(ii)	☐
			Rule 15d-6	☒	(2)

Approximate number of holders of record as of the certification or notice date:

Common Stock:	1(1)
Preferred Stock Purchase Rights:	0(1)
8 1/8% Senior Subordinated Notes due 2012:	38(2)

Pursuant to the requirements of the Securities Exchange Act of 1934, Sybron Dental Specialties, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SYBRON DENTAL SPECIALTIES, INC.

DATE: May 22, 2006	By:	/s/ Stephen J. Tomassi
Stephen J. Tomassi Vice President-General Counsel and Secretary

(1) Effective as of 9:00 a.m., Eastern Time, on May 19, 2006, an indirect wholly-owned subsidiary of Danaher Corporation (“Danaher”) (Commission File No. 001-08089) was merged with and into the registrant, Sybron Dental Specialties, Inc., in a statutory merger in which each then outstanding share of Sybron Dental Specialties, Inc. Common Stock (except for shares held by Danaher, Danaher’s indirect wholly owned subsidiary Smile Acquisition Corp. or stockholders properly exercising dissenters’ rights) was converted into the right to receive $47.00 in cash and the registrant became an indirect wholly-owned subsidiary of Danaher. An application to strike the Sybron Dental Specialties, Inc. Common Stock (and associated Preferred Stock Purchase Rights, which expired immediately prior to the effective time of the merger) from listing and registration on the New York Stock Exchange is being filed with the Commission by the Exchange. This Form 15 is being filed to avoid any deemed registration under Section 12(g) of the Exchange Act under Rule 12g-2 and to suspend any reporting obligation under Section 15(d) that otherwise might arise with respect to those classes of securities.

(2) This Form 15 is also being filed pursuant to Rule 15d-6 to notify the Commission of the automatic suspension of the registrant’s reporting obligation under Section 15(d) with respect to its 8 1/8% Senior Notes due 2012, which class of securities was held by approximately 38 participants through Cede & Co., nominee for The Depository Trust Company, as of October 1, 2005, the beginning of the registrant’s last fiscal year.